SECURITIES AND EXCHANGE COMMISSION

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RECEIVED
FEB 18 2015
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gunn & Company Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Navarro, Suite 406
(No. and Street)

San Antonio (City) Texas (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Gunn, III 210-222-2711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haass, Lindow and Campsey, P.C.
(Name – *if individual, state last, first, middle name*)

8122 Data Point, Suite 830 (Address) San Antonio (City) Texas (State) 78229 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert G. Gunn, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gunn & Company, Incorporated, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA A ADAMS NOTARY PUBLIC STATE OF TEXAS EXPIRES 09-19-2016

Signature

President

Title

Barbara A. Adams 11/15/15

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUNN & COMPANY INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

INDEPENDENT REGISTERED ACCOUNTING FIRM
REPORT ON EXEMPTION

YEAR ENDED DECEMBER 31, 2014

HAASS, LINDOW & CAMPSEY

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

HAASS, LINDOW & CAMPSEY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Gunn & Company Incorporated
San Antonio, Texas

We have audited the accompanying financial statements of Gunn & Company Incorporated, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of Gunn & Company Incorporated. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gunn & Company Incorporated as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained on pages 9 through 12 has been subjected to audit procedures performed in conjunction with the audit of Gunn & Company Incorporated's financial statements. The supplementary information is the responsibility of Gunn & Company Incorporated. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haass, Lindow & Campsey

A Professional Corporation
January 17, 2015

Lawrence Haass, CPA • Bruce L. Lindow, CPA • Arthur Campsey, Jr., CPA
8122 DATAPOINT, SUITE 830, SAN ANTONIO, TEXAS 78229 (210) 697-0660 FAX: (210) 697-9177
www.hlcpa.com

GUNN & COMPANY INCORPORATED

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

	Allowable	Non-allowable	Total
Cash and cash equivalents	$ 2,520	$ -	$ 2,520
Cash-restricted	10,000	-	10,000
Other assets:			
Miscellaneous	-	213	213
	12,520	213	12,733
Total assets	$ 12,520	$ 213	$ 12,733

LIABILITIES AND STOCKHOLDER'S EQUITY

	A.I. liabilities	Non A.I. liabilities	Total
Liabilities:			
Accounts payable	$ -	$ -	$ -
Total current liabilities	$ -	$ -	-
Stockholder's equity:			
Common stock			1,000
Paid-in capital			5,000
Retained earnings			6,733
Total stockholder's equity			12,733
Total liabilities and stockholder's equity			$ 12,733

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF INCOME

Year Ended December 31, 2014

Revenue:	
Commissions:	
Commissions on transactions in listed equity securities executed on an exchange	$ 123,489
All other securities commissions	-
Total securities commissions	123,489
Revenue from sale of investment company shares	6,638
Other revenue	4,151
Total revenue	134,278
Expenses:	
Commissions paid to other broker-dealers	6,123
Other expenses	128,309
Total expenses	134,432
Net loss before income tax expense	(154)
Income tax benefit	-
Net loss	$ (154)

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF STOCKHOLDER'S EQUITY

Year Ended December 31, 2014

	Capital stock	Paid-in capital	Retained earnings	Total
Balances-January 1, 2014	$ 1,000	$ 5,000	$ 6,887	$ 12,887
Net loss for the year ended December 31, 2014	-	-	(154)	(154)
Balances-December 31, 2014	$ 1,000	$ 5,000	$ 6,733	$ 12,733

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(154)
Net cash used by operating activities		(154)
Cash and cash equivalents-January 1, 2014		2,674
Cash and cash equivalents-December 31, 2014	$	2,520
Schedule of supplemental cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2014

Balance-January 1, 2014	$ -
Balance-December 31, 2014	$ -

See accompanying notes and independent auditors' report

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is primarily in the investment banking and securities trading business.

Cash equivalents - Cash equivalents consist primarily of treasury bills and notes, certificates of deposit, repurchase agreements and commercial paper with original maturities of 90 days or less. Certificates of Deposit and other securities with original maturities over 90 days are classified as short-term investments. Cash equivalents and short-term investments are stated at cost, which approximates market value.

Estimates - The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Advertising – Advertising costs, which are principally included in other expenses, are expensed as incurred. Advertising expense was $0 for the year ended December 31, 2014.

2 RELATED PARTY TRANSACTIONS

The parent company of Gunn & Company Incorporated is a subsidiary of another corporation to which administrative expenses are paid. Administrative expenses of $121,500 were expensed to the "grandparent" corporation during 2014.

3 NET CAPITAL REQUIREMENT

The Company is required to comply with a Securities and Exchange Commission regulation which provides that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At December 31, 2014, the Company's net capital of $12,520 exceeded required net capital of $5,000 by $7,520 and its capital ratio was in compliance.

4 RESTRICTED CASH

Gunn & Company Incorporated is required to maintain a minimum cash balance of $10,000 with Southwest Securities, Inc. for the processing of specified security transactions.

5 INCOME TAXES

The company has an operating loss of $154 for the year ended December 31, 2014. The Company files a consolidated tax return and has had net operating losses in prior years and the current year, that were included in those consolidated tax returns, for which no deferred asset has been recorded. No additional tax expense is expected, and there has been no current year tax benefit recorded.

6 SUBSEQUENT EVENTS

Subsequent events were evaluated through January 17, 2015, which is the date the financial statements were available to be issued. (There were no significant subsequent events.)

SUPPLEMENTARY INFORMATION

GUNN & COMPANY INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2014

Total ownership equity from the Statement of Financial Condition	$ 12,733
Deductions and/or charges:	
Total non-allowable assets from Statement of Financial Condition	213
Net capital	$ 12,520

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of A.I. Liabilities)	$ 0
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 7,520
Excess net capital at 1000%	$ 12,520

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A. I. Liabilities from Statement of Financial Condition	$ 0
Total aggregate indebtedness	$ 0
Percentage of aggregate indebtedness to net capital	0.0%

OTHER RATIOS

Percentage of debt to debt – equity: total computed in accordance with Rule 15c3-1(d)	$ -

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER-DEALER UNDER RULE 15c3-3

December 31, 2014

EXEMPTIVE PROVISIONS

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of Clearing Firm: Southwest Securities, Inc.
Clearing Firm SEC Number: 8-45123
Product Code: A11

GUNN & COMPANY INCORPORATED

INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15c3-3

December 31, 2014

Not applicable.

GUNN & COMPANY INCORPORATED

RECONCILIATION PURSUANT TO RULE 17a-5(d) (4) AND SIPC REPORTING

December 31, 2014

No material differences exist between the auditors' computation of net capital and the broker-dealer's corresponding computation of net capital included in the unaudited FOCUS Part II filing or in the completed SIPC-6 and SIPC 7 reports (member of SIPC).

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Gunn & Company Incorporated
San Antonio, Texas

We have reviewed management statements, included in the accompanying Gunn & Company Incorporated (The Company) exemption report, in which (1) The Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the exemption provision) and (2) the Company stated that they met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have reviewed management's statements, included in the accompanying Gunn & Company Incorporated exemption report, in which (1) The Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the exemption provision) and (2) the Company stated that they met the identified exemption provision throughout the most recent fiscal year without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haas, Zundow & Company,

A Professional Corporation

January 17, 2015

GUNN & COMPANY INCORPORATED

INVESTMENT BANKING
AND SECURITIES

TRAVIS PARK PLAZA BUILDING
711 NAVARRO - SUITE 406
SAN ANTONIO, TEXAS 78205

210-222-2711

GUNN & COMPANY INCORPORATED EXEMPTION REPORT
NOTICE PURSUANT TO RULE 17a5(f)(2)(ii)

Gunn & Company Incorporated is exempt from Rule 15c3-3 under provision identified in paragraph (k)(2)(ii), has met this exemption throughout most of 2014 as described in the exemption report, and had no exceptions.

Robert G. Gunn, III

January 17, 2015